Exhibit 13

PART I.          FINANCIAL INFORMATION

ITEM 1.          FINANCIAL STATEMENTS

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
CONSOLIDATED BALANCE SHEETS
(Dollars and units in thousands)

	March 31,
	2004	December 31,
	(Unaudited)	2003

ASSETS
Property and equipment	$2,437,395	$2,481,752
Accumulated depreciation	(465,360)	(446,032)

	1,972,035	2,035,720
Assets held for sale	39,274	51,169
Investment in affiliate	15,000	15,000
Prepaid expenses and other assets	40,565	47,033
Accounts receivable, net of allowance for doubtful accounts of $2,751 and $2,040	69,076	64,709
Restricted cash	44,656	42,523
Cash and cash equivalents – unrestricted	194,969	230,876

	$2,375,575	$2,487,030

LIABILITIES AND PARTNERS’ CAPITAL
Long-term debt	$1,308,534	$1,381,555
Notes payable to MeriStar Hospitality Corporation	218,744	256,473
Accounts payable and accrued expenses	88,439	80,014
Accrued interest	37,449	46,813
Due to Interstate Hotels & Resorts	17,133	16,411
Other liabilities	11,556	11,045

Total liabilities	1,681,855	1,792,311

Minority interests	2,492	2,496
Redeemable OP units at redemption value, 3,491 and 3,510 outstanding	36,770	35,926
Partners’ capital – Common OP Units, 73,101 and 66,790 issued and outstanding	654,458	656,297

	$2,375,575	$2,487,030

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(Dollars in thousands, except per unit amounts)

	Three Months
	Ended March 31,

	2004	2003

Revenue:
Hotel operations:
Rooms	$135,666	$131,567
Food and beverage	51,879	52,176
Other hotel operations	17,043	16,647
Office rental, parking and other revenue	2,970	3,263

Total revenue	207,558	203,653

Hotel operating expenses:
Rooms	33,224	31,209
Food and beverage	38,881	37,566
Other hotel operating expenses	10,363	9,505
Office rental, parking and other expenses	585	630
Other operating expenses:
General and administrative	38,021	34,681
Property operating costs	31,488	29,505
Depreciation and amortization	25,760	23,881
Property taxes, insurance and other	17,061	17,193
Loss on asset impairments	1,238	—

Operating expenses	196,621	184,170

Operating income	10,937	19,483
Minority interest	4	(11)
Interest expense, net	(34,380)	(34,718)
Loss on early extinguishments of debt	(5,923)	—

Loss before income taxes and discontinued operations	(29,362)	(15,246)
Income tax benefit	323	128

Loss from continuing operations	(29,039)	(15,118)

Discontinued operations:
Loss from discontinued operations before income tax benefit	(11,980)	(58,096)
Income tax benefit	132	16

Loss from discontinued operations	(11,848)	(58,080)

Net loss	$(40,887)	$(73,198)

Preferred distributions	$(141)	$(141)

Net loss applicable to common unitholders	$(41,028)	$(73,339)

Net loss applicable to general partner unitholders	$(39,250)	$(68,125)

Net loss applicable to limited partner unitholders	$(1,778)	$(5,214)

Basic and Diluted Loss per unit:
Loss from continuing operations	$(0.41)	$(0.31)
Loss from discontinued operations	(0.16)	(1.19)

Net loss	$(0.57)	$(1.50)

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(Dollars in thousands)

	Three Months
	Ended March 31,

	2004	2003

Operating activities:
Net loss	$(40,887)	$(73,198)
Adjustments to reconcile net loss to net cash used in by operating activities:
Depreciation and amortization	26,702	28,706
Loss on asset impairments	5,011	56,677
Loss on sale of assets, before tax effect	6,946	—
Loss on early extinguishments of debt	5,923	—
Minority interests	(4)	11
Amortization of unearned stock-based compensation	587	976
Change in value of interest rate swaps	—	(2,055)
Deferred income taxes	(358)	(682)
Changes in operating assets and liabilities:
Accounts receivable	(4,367)	(12,937)
Prepaid expenses and other assets	4,920	1,416
Due from/to Interstate Hotels & Resorts	(5,461)	93
Accounts payable, accrued expenses, accrued interest and other liabilities	(1,648)	(9,236)

Net cash used in operating activities	(2,636)	(10,229)

Investing activities:
Capital expenditures for property and equipment	(23,737)	(8,622)
Proceeds from sales of assets	74,075	12,650
Payments from Interstate Hotels & Resorts	—	42,052
Increase in restricted cash	(2,133)	(1,656)
Costs associated with disposition program and other, net	(3,304)	(299)

Net cash provided by investing activities	44,901	44,125

Financing activities:
Prepayment on long-term debt	(75,497)	—
Scheduled payments on long-term debt	(2,307)	(1,889)
Distributions to minority investors	(141)	(141)
Other	(77)	—

Net cash used in financing activities	(78,022)	(2,030)

Effect of exchange rate changes on cash and cash equivalents	(150)	(274)

Net (decrease) increase in cash and cash equivalents	(35,907)	31,592
Cash and cash equivalents, beginning of period	230,876	33,889

Cash and cash equivalents, end of period	$194,969	$65,481

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$43,755	$46,989
Income taxes	$275	$207
Non-cash investing and financing activities:
Notes payable to MeriStar Hospitality redeemed in exchange for Common OP Units	$38,000	$—
Redemption of OP units	$20	$18,109

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

1.          Organization

      MeriStar Hospitality Operating Partnership, L.P. is the subsidiary operating partnership of MeriStar Hospitality Corporation (“MeriStar Hospitality”), which is a real estate investment trust, or REIT. We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States and one in Canada. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of March 31, 2004, we owned 81 hotels with 22,236 rooms, all of which were leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc. (“Interstate Hotels”). Of our 81 hotels at March 31, 2004, eight were included in our non-core disposition program. Two of these assets with 371 total rooms were sold during the second quarter of 2004.

      Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage all of our hotels. Under these management agreements, the taxable subsidiaries pay a management fee for each property to a subsidiary of Interstate Hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements generally have initial terms of 10 years with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

2.          Summary of Significant Accounting Policies

      Interim Financial Statements. We have prepared these unaudited interim financial statements according to the rules and regulations of the Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2003.

      In our opinion, the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

      Principles of Consolidation. Our consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

      Held for Sale Properties. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

      We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale.

      Cash and Cash Equivalents. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds.

      Impairment or Disposal of Long-Lived Assets. We apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which require the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002 and where we have no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations.

      The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

      Accounting for Costs Associated with Exit or Disposal Activities. We apply the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our strategy includes the disposition of certain hotel assets, all of which are managed under agreements that typically require payments to Interstate Hotels as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided to Interstate Hotels. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. For further discussion of potential termination obligations, see “Asset Dispositions” included in Item 2 of this Quarterly Report on Form 10-Q.

      Stock-Based Compensation. We adopted the recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, on January 1, 2003 for new stock options issued under our compensation programs sponsored by MeriStar Hospitality. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As MeriStar Hospitality granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation awards, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant.

      Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per share amounts):

	Three Months
	Ended March 31,

	2004	2003

Net loss, as reported	$(40,887)	$(73,198)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	587	929
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(651)	(1,081)

Net loss, pro forma	$(40,951)	$(73,350)

Loss per share:
Basic and diluted, as reported	$(0.57)	$(1.50)
Basic and diluted, pro forma	$(0.57)	$(1.50)

      These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future periods.

      Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to limit the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge.

3.          Comprehensive Loss

      Comprehensive loss was $41.2 million and $72.1 million for the three months ended March 31, 2004 and 2003, respectively. Comprehensive loss consisted of net loss ($40.9 million and $73.2 million for the three months ended March 31, 2004 and 2003, respectively) and foreign currency translation adjustments.

4.          Property and Equipment

      Property and equipment consisted of the following (in thousands):

	March 31,	December 31,
	2004	2003

Land	$233,272	$238,772
Buildings and improvements	1,873,018	1,930,155
Furniture, fixtures and equipment	280,150	284,602
Construction-in-progress	50,955	28,223

	$2,437,395	$2,481,752

      For the three months ended March 31, 2004 and 2003, we capitalized interest of $0.75 million and $0.78 million, respectively.

      During the first quarter of 2004, we recognized an additional impairment loss of $5.0 million, of which $3.8 million is recorded in discontinued operations (see Note 11). As of March 31, 2004, we had eight hotels remaining in our disposition program, five of which are classified as held for sale (see Note 5).

      The impairment charges are based on our estimates of the fair value of the properties we are actively marketing. These estimates require us to make assumptions about the sales prices that we expect to realize for each property as well as the timing of a potential sale. In making these estimates, we consider the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates have reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

5.          Assets Held for Sale

      At December 31, 2003, seven assets were classified as held for sale. Six of these assets were sold during the first quarter of 2004. At March 31, 2004, five of the eight properties remaining in our non-core disposition program met our criteria for classification as held for sale. The three other assets included in our asset disposition program did not meet the probability criteria as prescribed by SFAS No. 144 to classify them as held for sale. Assets held for sale consisted of the following (in thousands):

	March 31,	December 31,
	2004	2003

Land	$3,138	$5,061
Buildings and improvements	34,822	43,391
Furniture, fixtures and equipment	1,364	2,759
Construction-in-progress	253	1,114

	39,577	52,325
Accumulated depreciation	(303)	(1,156)

	$39,274	$51,169

6.          Investment in Affiliate

      In 1999, we invested $40 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a partnership interest, in which we earn a 16% cumulative preferred return with outstanding balances compounded quarterly. While the return on this investment is preferred and cumulative, the underlying investment ranks equally with the investments of the other investors in MIP. We recognize the return quarterly as it becomes due to us. For the three months ended March 31, 2004 and 2003, we recognized a preferred return of $1.6 million and $2.0 million, respectively, from this investment. As of March 31, 2004 and December 31, 2003, cumulative preferred returns of $22.0 million and $19.6 million, respectively, were due from MIP. We have reserved a portion of this balance and have included the net $19.8 million and $18.2 million in accounts receivable on the accompanying consolidated balance sheets as of March 31, 2004 and December 31, 2003, respectively. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. Given the current economic environment, we do not expect MIP’s operations to provide adequate cash flow in the near term for significant payment of our current returns or repayments of our cumulative unpaid preferred returns, however we expect to receive payments from MIP during 2004 resulting from planned dispositions of certain assets combined with cash flow improvements on other assets. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

      While we believe that our current and cumulative returns continue to be fully collectible, the current value of our underlying investment declined due to the decline in MIP’s cash flow, particularly driven by results in four of its hotel markets. While we believe that the cash flow, and thus the value of our investment in MIP, will be recoverable over time, we expect that any such recovery will take a number of years to achieve. The accounting rules for cost basis investments require that declines in value that are other than temporary be recognized currently. Since the decline in the value of our underlying investment in MIP was other than temporary, we recognized a $25.0 million impairment loss on this investment during the fourth quarter of 2003.

7.          Long-Term Debt

      Long-term debt consisted of the following (in thousands):

	March 31,	December 31,
	2004	2003

Senior unsecured notes due 2011 — 9.125%	$364,665	$400,000
Senior unsecured notes due 2008 — 9.0%	282,000	300,000
Senior unsecured notes due 2009 — 10.5%	231,787	250,000
Secured facility, due 2009	307,566	309,035
Secured facility, due 2013	100,397	100,765
Mortgage debt	26,546	27,011
Unamortized issue discount	(4,427)	(5,256)

Long-term debt	$1,308,534	$1,381,555

Notes payable to MeriStar Hospitality	$219,143	$257,143
Unamortized issue discount	(399)	(670)

Notes payable to MeriStar Hospitality	$218,744	$256,473

Total long-term debt and notes payable to MeriStar Hospitality	$1,527,278	$1,638,028

      Aggregate future maturities as of March 31, 2004 were as follows (in thousands):

2004 (nine months)	$10,862
2005	10,269
2006	11,125
2007	57,093
2008	292,315
Thereafter	1,145,614

$1,527,278

      As of March 31, 2004, all of our debt bore fixed rates of interest. Our overall weighted average interest rate was 8.9%. Based on market prices at March 31, 2004, the fair value of our long-term debt was $1.63 billion. On April 2, 2004, we entered into an interest rate swap on our secured facility due 2009, effectively converting the interest the facility bears from a fixed rate to a floating rate. The new floating rate is LIBOR plus 444 basis points. Our overall weighted average interest rate is currently 8.5% after giving effect to the interest rate swap.

      Credit facility. On December 23, 2003, we entered into a new three-year $50 million senior credit facility, secured by six of our hotels, and terminated our previous credit facility. The facility carries an annual interest rate of the London Interbank Offered Rate, or LIBOR, plus 450 basis points. As of March 31, 2004, we had no outstanding borrowings under this facility.

      The facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Our compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing our new senior credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for MeriStar Hospitality to maintain its status as a REIT and our ability to incur additional secured and total indebtedness.

      Senior unsecured notes. During the three months ended March 31, 2004, we repurchased from available cash approximately $71.5 million of our senior unsecured notes, including approximately $18.0 million of the 9.0% notes due 2008, approximately $35.3 million of the 9.125% notes due 2011 and approximately $18.2 million of the 10.5% notes due 2009. We recorded a loss on early extinguishment of debt of $4.6 million and wrote off deferred financing costs of $0.8 million related to these repurchases. The write-off of deferred financing costs is included in depreciation and amortization expense on the accompanying consolidated statements of operations. As of May 5, 2004, we had purchased an additional $7.6 million of our 10.5% notes due 2009, $1.5 million of our 9% notes due 2008, and $4.5 million of our 9.125% notes due 2011.

      These notes are unsecured obligations of certain subsidiaries of ours, and Meristar Hospitality guarantees payment of principal and interest on the notes. These notes contain various restrictive covenants, limiting our ability to initiate or transact certain business activities if specific financial thresholds are not achieved. One of those thresholds is having a 2 to 1 fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity) in order to enter into certain types of transactions. As of March 31, 2004, our fixed charge coverage ratio was significantly below 2 to 1, and therefore we were not permitted generally to enter into certain transactions, including the repurchases of our common OP units, the issuance of preferred equity, the payment of certain distributions, the incurrence of any additional debt, or the repayment of outstanding debt before it comes due, except as noted below.

      There are certain exceptions with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We have the ability to incur up to $250 million of secured financing within restricted subsidiaries, subject to meeting other maintenance tests under the indentures. We also have a general carve-out to incur $50 million of unspecified borrowings within a restricted subsidiary. Additionally, we are permitted to repay subordinated debt prior to its maturity from the proceeds of an equal or junior financing with a longer term than the debt refinanced, an equity offering, or a financing within an unrestricted subsidiary.

      Secured facilities. On September 26, 2003, as permitted by the indentures governing our senior unsecured notes and senior subordinated notes, we completed a $101 million commercial mortgage-backed securities financing, secured by a portfolio of four hotels. The loan carries a fixed annual interest rate of 6.88% and matures in 2013. The proceeds will be used to repay debt carrying higher interest rates, or to fund capital expenditures or acquisitions to the extent that higher interest rate debt cannot be acquired at attractive prices.

      We completed a $330 million non-recourse financing secured by a portfolio of 19 hotels in 1999. The loan bears a fixed annual interest rate of 8.01% and matures in 2009. The secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and insurance. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service (“Excess Cash”), if net hotel operating income (“NOI”) for the trailing twelve months declines below $57 million. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. Approximately $32.4 million and $27.2 million of cash was held in escrow under this provision as of March 31, 2004 and December 31, 2003, respectively. In July 2003, we signed an amendment to the loan agreement that permits the release of cash placed in escrow for all capital expenditures incurred on the 19 encumbered properties on or after April 1, 2003. Although the servicer will continue to retain in escrow any excess cash from the encumbered hotels, they will release cash for all capital expenditures we have incurred from April 1, 2003 through the date of the amendment and future capital expenditures we incur on the 19 properties. Escrowed funds totaling approximately $23.6 million were available to fund capital expenditures under this provision as of March 31, 2004.

      Notes payable to MeriStar Hospitality. On July 1, 2003, MeriStar Hospitality completed an offering of $170 million aggregate principal amount of 9.5% convertible subordinated notes due 2010. In conjunction with this transaction, we borrowed $170 million from MeriStar Hospitality under terms matching those of the 9.5% convertible subordinated notes.

      The proceeds from the new borrowing were used to repurchase $150.6 million of our $154.3 million 4.75% notes payable to MeriStar Hospitality due 2004, at varying prices, resulting in an aggregate discount of approximately $1.4 million. The remaining proceeds from the issuance were also used to repurchase a portion of our 8.75% notes payable to MeriStar Hospitality due 2007.

      The 8.75% notes payable to MeriStar Hospitality due 2007 are unsecured obligations, and provide for semi-annual payments of interest each February 15 and August 15. The related indenture contains various restrictive covenants, which are similar to those in our senior unsecured notes.

      During the three months ended March 31, 2004, we acquired $38.0 million of our 8.75% notes payable due to MeriStar Hospitality through the issuance of 6,304,146 common OP units. We recorded a loss on early extinguishment of debt of $1.3 million. In April 2004, we exchanged an additional $11.2 million aggregate principal amount of our 8.75% notes payable due to MeriStar Hospitality for 1,834,582 common OP units.

      Derivatives. During the three months ended March 31, 2003, we recognized $2.1 million of income related to the decrease in fair value of the liability recorded for the interest rate swaps in place in that time period. For the three months ended March 31, 2003, we made cash payments on those swaps of $2.1 million. The change in fair value and the swap payments are netted together on our statement of operations. These swaps expired during the fourth quarter of 2003.

8.          Partnership Units and Minority Interests

      OP Units. Our operating partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and POPs.

      During the three months ended March 31, 2004, we issued 6,304,146 Common OP Units in exchange for the redemption of $38.0 million of our 8.75% notes payable to MeriStar Hospitality due 2007 (see Note 7).

      Common OP Unit holders converted 3,686 and 787,177 of their OP Units, with a value of $0.02 million and $18.1 million, respectively, into common stock during the three months ended March 31, 2004 and 2003, respectively. A POPs unit holder converted 15,000 POPs for cash during the three months ended March 31, 2004.

      On April 9, 2004, in accordance with the terms of the certificate of designation for the outstanding Class D OP Units of our operating partnership we redeemed all outstanding Class D OP Units plus accrued and unpaid preferential distributions on those units, for an aggregate consideration of approximately $8.8 million. The Class D OP Units had become redeemable at the option of the holder on April 1, 2004.

      On April 23, 2004, MeriStar Hospitality announced an agreement with an underwriter to issue and sell 12.0 million shares of common stock at a price to the public of $6.25 per share pursuant to its effective shelf registration statement filed under the Securities Act of 1933. In addition, the underwriter was granted an over-allotment option to purchase up to an additional 1.8 million shares which expires on May 23, 2004. The offering closed on April 28, 2004 with net proceeds of $72.5 million. In connection with this transaction, MeriStar L.P. Inc., a wholly-owned subsidiary of MeriStar Hospitality, contributed the net proceeds to us in exchange for the same number of common OP Units. If the over-allotment were to be exercised in full by the underwriter an additional $10.9 million would be realized.

9.          Loss Per Unit

      The following table presents the computation of basic and diluted loss per unit (in thousands, except per unit amounts):

	Three Months
	Ended March 31,

	2004	2003

Basic and Diluted Loss Per Unit:
Loss from continuing operations	$(29,039)	$(15,118)
Preferred distribution	(141)	(141)

Loss from continuing operations available to common unitholders	$(29,180)	$(15,259)
Weighted average number of OP Units outstanding	71,750	49,033

Basic and diluted loss per unit from continuing operations	$(0.41)	$(0.31)

10.          Commitments and Contingencies

      Litigation. In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

      Minimum Lease Payments. We lease the land at certain of our hotels and office space of our corporate headquarters under long-term arrangements from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of March 31, 2004 were as follows (in thousands):

2004 (nine months)	$1,338
2005	1,746
2006	1,649
2007	1,672
2008	1,672
Thereafter	52,296

$60,373

      Our obligations under other operating lease commitments, primarily for equipment, are not significant.

      We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of March 31, 2004 were as follows (in thousands):

2004 (nine months)	$3,207
2005	2,838
2006	1,943
2007	1,677
2008	992
Thereafter	1,909

$12,566

      We may be obligated to pay Interstate Hotels termination fees of up to a maximum of approximately $11.1 million with respect to the 28 properties we have sold since January 1, 2003. In addition, as we dispose of the six remaining assets in our disposition program, we may incur termination obligations due to Interstate Hotels of up to a maximum of approximately $4.3 million, assuming the disposition of all six of the properties in 2004 and assuming buyers of our hotel properties elect to have the properties managed by parties other than Interstate Hotels or do not assume the obligation as part of the disposition transaction. Any obligation due under the termination provisions of the contract is payable over a period of 30 months after termination. Termination fees payable to Interstate Hotels may be reduced by amounts paid under replacement management contracts. Negotiations with Interstate Hotels are ongoing with respect to our hotel management agreements, including the method of calculation for the incentive fee and termination fees.

11.          Acquisitions and Dispositions

      As part of our asset acquisition strategy, in April 2004, we announced that we had signed a definitive agreement to acquire the four-star, four-diamond rated Ritz-Carlton, Pentagon City in Arlington, Virginia for $93 million. The 366-room luxury hotel will be operated by The Ritz-Carlton Hotel Company. The transaction is expected to close during the second quarter of 2004, subject to customary closing conditions.

      Since January 1, 2003 and as of March 31, 2004, we have sold 26 hotels with 5,345 rooms for total gross proceeds of $202.2 million. Of these 26 hotels, 15 hotels were sold in 2003, and 11 hotels were sold in the first quarter of 2004. As of March 31, 2004, we had eight hotels remaining in our non-core disposition program. Five of these hotels met our criteria for held-for-sale classification as of March 31, 2004 (see Note 5). Operating results for the sold hotels, and where applicable, the gain or loss on final disposition, and the five classified as held-for-sale are included in discontinued operations. Two of the eight hotels in our disposition program have been sold in the second quarter of 2004 for approximately $18 million.

      Summary financial information included in discontinued operations for these hotels were as follows (in thousands):

	Three Months
	Ended March 31,

	2004	2003

Revenue	$12,222	$39,513
Loss on asset impairments	(3,773)	(56,677)
Pretax loss from operations	(1,261)	(1,419)
Loss on disposal	(6,946)	—

      Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate Hotels with respect to these hotels’ management contracts.

12.          Consolidating Financial Statements

      Certain of our subsidiaries and MeriStar Hospitality are guarantors of our senior unsecured notes. Certain of our subsidiaries are guarantors of MeriStar Hospitality’s senior subordinated notes. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents our supplementary consolidating financial statements, including each of our guarantor subsidiaries. This exhibit presents our consolidating balance sheets as of March 31, 2004 and December 31, 2003, consolidating statements of operations for the three months ended March 31, 2004 and 2003, and consolidating statements of cash flows for the three months ended March 31, 2004 and 2003.